SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1   YPF S.A.’s third quarter 2023 earnings webcast presentation dated November 9, 2023.

3rd QUARTER 2023 EARNINGS WEBCAST NOV 9, 2023

IMPORTANT NOTICE Additional information about YPF S.A., a sociedad anónima organized under the laws of Argentina (the “Company” or “YPF”) can be found in the “Investors” section on the website at www.ypf.com.   This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Comisión Nacional de Valores (Argentine National Securities and Exchange Commission, or “CNV”) or an exemption from such registrations.   No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this presentation has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person (the “Related Parties”) as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith.   Our estimates of EURs, included in our development costs, are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized, particularly in areas or zones where there has been limited history. Actual locations drilled and quantities that may be ultimately recovered from our concessions will differ substantially. Ultimate recoveries will be dependent upon numerous factors including actual encountered geological conditions and the impact of future oil and gas pricing.   This presentation may also include certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice. As from 4Q2022, the financial information in this document is expressed, unless otherwise indicated, in U.S. dollars corresponding to the functional currency of YPF. The information is based on the financial statements prepared in accordance with IFRS in force in Argentina. On the other hand, the financial information of previous periods is restated in U.S. dollars corresponding to the functional currency of YPF (in replacement of the individual financial results of YPF expressed in Argentine pesos divided by the average exchange rate for the period. This presentation includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and YPF’s business can be found in YPF’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Argentine National Securities and Exchange Commission (www.argentina.gob.ar/cnv). You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice. Cautionary Note to U.S. Investors — The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC’s rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our annual report on Form 20-F, File No. 001-12102 available on the SEC’s website www.sec.gov.

926 ADJ. EBITDA (1) US$ -38% Y/Y -8% Q/Q mn 237k CRUDE OIL PRODUCTION BBL/D +5% Y/Y -2% Q/Q 520k PRODUCTION BOE/D +3% Y/Y +1% Q/Q 1,546 CAPEX US$ +36% Y/Y +13% Q/Q -379 FCF (2) US$ 6,675 NET DEBT US$ -137 NET RESULT US$ mn mn mn mn -US$ 95mn Q/Q -US$ 622mn Y/Y +US$ 363mn Q/Q +US$ 1,021mn Y/Y MAIN HIGHLIGHTS 3Q23 (1) Adjusted EBITDA = EBITDA that excludes IFRS 16 and IAS 29 effects +/- one-off items. (2) FCF = Cash flow from Operations less capex (investing activities), M&A (investing activities), and interest and leasing payments (financing activities). -US$ 517mn Q/Q -US$ 830mn Y/Y

CRUDE OIL PRODUCTION DECLINED SLIGHTLY IN Q3 BUT RECOVERED STRONGLY IN OCTOBER TOTAL PRODUCTION CRUDE OIL PRODUCTION EVOLUTION KBOE/D KBBL/D LIFTING COST US$/BOE YPF O&G AVERAGE REALIZATION PRICES +16% 513 520 504 TOTAL +3% / CRUDE: +5% +5% +5% (1) (1) Preliminary figures October 2023

→ CONTINUOUS FOCUS ON SHALE ACTIVITY, ACHIEVING QUARTERLY RECORD HIGHS IN OPERATIONAL EFFICIENCIES

YPF

UNCONVENTIONAL HORIZONTAL WELLS[1]

(1) Operated wells.

# of Wells



Drilled
Completed
Tied-in
3Q
2Q
1Q
114
47
141
47
103
35
117
38
97
35
108
43
9M22
9M23
9M22
9M23
9M22
9M23

NET SHALE OIL PRODUCTION EVOLUTION [2]

(2) Preliminary figures October 2023

KBOE/D



+68%
+20%
+11%
61
70
74
77
85
92
95
92
103
Oct-21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
Oct-23(1)

DRILLING SPEED [3]

(3) Calculated as the average drilling speed per well

Meters/Day



259
260
297
3Q22
2Q23
3Q23

FRAC SPEED

Stages/Set per month



209
194
217
3Q22
2Q23
3Q23

CORE HUB – DEVELOPMENT COST [4]

(4) These values are subject to variation according to the best estimate of the EUR of the connected wells during the period. The values for the past included herein have been restated according with recent EUR estimations.

US$/BOE



9.8
9.9
10.1
3Q22
2Q23
3Q23

GROWING OIL EXPORTS TO CHILE, WHILE MAKING PROGRESS IN MIDSTREAM OIL EXPANSION PROJECTS

YPF

OTA / OTC AND VACA MUERTA NORTH PROJECT

VM North pipeline at the final stage, expected to be fully operational by November 2023.

Total evacuation capacity to Chile of 110 Kbbl/d, temporarily constrained by demand.

OLDELVAL AND OTE EXPANSION

Oldelval added ~20 Kbbl/d to the system in October, reaching 300 Kbbl/d of total evacuation capacity. Construction of new storage at OTE terminal advancing as planned.

VACA MUERTA SOUTH PROJECT

Initiated the Design Competition process for new pipeline and export terminal.

Environmental permits of 1st tranche approved in 3Q23.

MEDANITO CRUDE OIL EXPORTS

KBBL/D



7
12
17
20
19
May-23
Jun-23
Jul-23
Aug-23
Sep-23

MEDANITO CRUDE OIL EXPORTS AS % OF TOTAL PRODUCTION

%



Exp. Medanito / Total Medanito production
Exp. Medanito / Total crude production
5%
3%
8%
5%
12%
7%
14%
9%
13%
8%
May-23
Jun-23
Jul-23
Aug-23
Sep-23

MEDANITO EXPORTS TO CHILE

~1,710 Kbbl

3Q23 volumes

~US$ 135 mn[1]

3Q23 revenues

(1) Net of exports duties.

FUELS´ BLENDED PRICE VS. IMPORT PARITY % US$/ BBL REFINING UTILIZATION & FUELS´ IMPORTS (1) FUELS´ BLENDED, PETCHEM & OTHER REFINED PRODUCTS PRICES (1) Imports as % of total fuels’ sales % - KBBL/D 13% 6% 7% IMPORTS DOMESTIC FUELS´ SALES KM3 3,708 3,658 3,772 -7% -6% D q/q (2) Imports tax refund was in effect between June 15, 2022, and August 15, 2022, January and April 2023. (3) Estimated figures (month of October and November 6, 2023) Avg. gap-27% +2% Imported fuel’s rebate still not implemented (2) RECORD HIGH DOMESTIC FUELS´ DEMAND, FULLFILLED THROUGH INVENTORY DRAWDOWNS AND IMPORTS ON THE BACK OF PROGRAMMED MAINTANCENCE AT OUR REFINERIES -20%

NEGATIVE FREE CASH FLOW, AS EXPECTED, ON THE BACK OF THE FULLY DEPLOYED CAPEX PLAN WHILE MAINTAINING A STRONG LIQUIDITY POSITION

YPF

CONSOLIDATED STATEMENT OF ADJUSTED CASH FLOW (1)

In millions of US$

(1) Cash & equivalents include Argentine sovereign bonds and Treasury notes.
(2) Includes mainly payment of leasing, FX differences and net payments for financial assets.


1,470
1,399
438
(1,500)
(192)
(137)
1,478
Cash & equivalents at the end of 2Q23
Operating Cash Flow
Net borrowing
Acquisition of PP&E
Interest payments
Other (2)
Cash & equivalents at the end of 3Q23

CONSOLIDATED PRINCIPAL DEBT AMORTIZATION SCHEDULE

In millions of US$


Int. Bonds
Local Bonds
Foreign Trade Fin.
Local Bank Loans & Trade Fin.
Foreign Bank Loans
2024 = 1,130
329
250
527
271
82
1,757
930
1,227
2,610
4Q23
1Q24
2Q24
3Q24
4Q24
2025
2026
2027
2028+



98% of consolidated liquidity is either dollarized or hedged (3)(4)

Liquidity covers over 16 months of debt maturities

Financing plan progressing successfully through local bond issuances and trade financing

Net leverage ratio at 1.7x

(3) Includes cash position in dollars, Sovereign bonds, peso-denominated debt and tax moratorium debt. / (4) Includes long-term investments in financial assets which mature in less than 24 months.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 8, 2023	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer